Kimberly Karcewski Vargo 202.346.4304 KVargo@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

May 6, 2016

VIA EDGAR

Mark Cowan, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	GE Investments Funds, Inc., File No. 811-04041 (the “Registrant”)

Dear Mr. Cowan:

As counsel to the Registrant, we are writing to respond to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) on May 2, 2016 to the preliminary proxy statement (the “Proxy Statement”) filed on Schedule 14A by the Registrant on April 22, 2016, accession no. 0001193125-16-552046, relating to the expected termination of the investment advisory and sub-advisory agreements of the series of the Registrant (the “Funds”) upon the sale of the asset management and advisory business conducted by GE Asset Management Incorporated, the Funds’ investment adviser, and certain of its subsidiaries, to State Street Corporation (the “Transaction”).

For your convenience, summaries of these comments are set forth in bold below, each of which is followed by our response. Reference to an “Item” in a response is a reference to an Item of Schedule 14A.

Background on the Proposals

Comment 1:	For each proposal, please describe the material changes to the existing sub-advisory agreements (if any) and delete the caveat “except as described below.”

Response 1:	The requested changes have been made.

Comment 2:	In the third bullet point in response to the question “Will the Transaction benefit the shareholders?”, please specify how long there will be no increase in the overall management fee.

Response 2:	Upon the closing of the Transaction, SSGA Funds Management, Inc. (“SSGA FM”) will serve as the investment adviser of the Funds and will consider and

Mr. Cowan

May 6, 2016

make recommendations as appropriate regarding any proposals to change the Funds’ management fees consistent with the federal securities laws and the rules and regulations thereunder. Accordingly, the Registrant respectfully declines to make any changes in response to the Staff’s comment as SSGA FM has not committed to maintain the Funds’ management fees for any specified period of time.

Comment 3:	In response to the question “How do the proposed New Investment Advisory and Administration Agreement and New Sub-Advisory Agreements differ from the current arrangements in non-fee terms?”, please specify the expiration date of any agreement not to change the net amount of combined fees.

Response 3:	See the response to Comment 2.

Voting Information

Comment 4:	In the last sentence of the fourth paragraph in the section entitled “Voting Information—Voting by Insurance Companies,” it states that, in certain circumstances, an insurance company can disregard voting instructions received from certain contract owners. Please disclose the bases for disregarding such voting instructions either in the definitive proxy statement or the correspondence filing.

Response 4:	Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the Investment Company Act of 1940, as amended (the “1940 Act”) provide partial exemptions from Sections 13(a), 15(a) and 15(b) of the 1940 Act to the extent that those sections have been deemed by the Commission to require “pass-through” voting with respect to management investment company shares held by a separate account to permit an insurance company to disregard the voting instructions of its contract owners in certain limited circumstances.

Comment 5:	In the section entitled “Voting Information—Solicitation of Voting Instructions”, please disclose in the discussion of the engagement of the proxy solicitor all of the material features of any contract or arrangement for such solicitation consistent with Item 4. Please also include the estimated total cost of the Proxy Statement (including the fees expected to be paid to the proxy solicitor and for printing, mailing, etc.).

Response 5:	The requested changes have been made.

Mr. Cowan

May 6, 2016

Proposal 1

Comment 6:	For Proposals 1, 4, 5 and 6 relating to the approvals of the investment advisory and administration agreement and investment sub-advisory agreements, please confirm in the correspondence filing that the disclosures required by Items 22(c)(4)-(7), (10) & (14) are included in the Proxy Statement.

Response 6:	The Registrant has confirmed that the disclosures required by Items 22(c)(4)-(7), (10) & (14) are included in the Proxy Statement.

Comment 7:	On page 12 of the Proxy Statement, please disclose the dollar amount of the management fees paid to the investment sub-advisers.

Response 7:	The Registrant has disclosed, for each Fund, an aggregate dollar amount of the management fees paid to the investment sub-advisers for such Fund for the fiscal year ended December 31, 2015, consistent with the Funds’ manager-of-managers exemptive relief.

Comment 8:	Please delete all statements that the description of the material terms of each new agreement is “qualified in its entirety by reference” to such new agreement included in an exhibit to the Proxy Statement, although you may continue to refer to the exhibit.

Response 8:	The requested changes have been made.

Comment 9:	In the sub-sections entitled “Matters Considered by the Board”, please identify those factors, if any, that the board considered that weighed against approving the relevant new agreements. If there were no such factors, please state so in the correspondence filing.

Response 9:	Item 22(c)(11) does not require disclosure about whether a particular factor weighed against selecting an investment adviser (or sub-adviser) and approving an advisory (or sub-advisory) agreement. The Registrant confirms that the disclosure provided in the sub-sections entitled “Matters Considered by the Board” discusses in reasonable detail the material factors and conclusions that form the basis for the Board’s recommendation that the shareholders approve the new agreements and complies with the disclosure requirements in Item 22(c)(11). Accordingly, the Registrant respectfully declines to make any changes in response to the Staff’s comment.

Comment 10:	On page 18 of the Proxy Statement in the section entitled “Proposal 1 Approval of New Investment Advisory and Administration Agreement with the Adviser—Section 15(f) of the 1940 Act”, please state that the Funds and the investment adviser will comply with the conditions of Section 15(f) of the 1940 Act.

Mr. Cowan

May 6, 2016

Response 10:	The requested change has been made.

Proposal 2

Comment 11:	Please confirm that all of the information required pursuant to Item 22(a)(3)(v) is disclosed in the Proxy Statement.

Response 11:	The Registrant has confirmed that there is no information to disclose in response to Item 22(a)(3)(v).

Comment 12:	The third footnote and asterisk that appear on the top of page 21 of the Proxy Statement should also be included in the third paragraph of the section entitled “Proposal 1 Approval of New Investment Advisory and Administration Agreement with the Adviser—Section 15(f) of the 1940 Act”.

Response 12:	The Registrant will include the information from these footnotes in the section of the Proxy Statement entitled “Proposal 1 Approval of New Investment Advisory and Administration Agreement with the Adviser – Section 15(f) of the 1940 Act”.

Comment 13:	In the section entitled “Proposal 2 Election of Directors—Board Composition and Leadership Structure”, please disclose in the Proxy Statement whether the Funds’ board composition and leadership will change if Proposal 2 is adopted and the Transaction is consummated.

Response 13:	The requested changes have been made.

Proposal 3

Comment 14:	In the section entitled “Proposal 3 Approval of Manager-of-Managers Authority for SSGA FM—Matters Considered by the Board”, please state the board’s conclusion based on its consideration of the listed factors (i.e., approval of “manager of managers” authority is in the interests of the fund and shareholders).

Response 14:	The requested change has been made.

Proposals 4, 5 and 6

Comment 15:	Please confirm that for each paragraph that states that “the Company agrees to indemnify” a particular investment sub-adviser that the paragraph accurately reflects the arrangement as described in the relevant investment sub-advisory agreement.

Response 15:	The Registrant has confirmed the accuracy of the referenced paragraphs.

Mr. Cowan

May 6, 2016

Proxy Card

Comment 16:	In the first item in Exhibit Q—Proxy Card, please insert “with SSGA FM” after “To approve new investment advisory and administration agreements for the GE Investments Funds.”

Response 16:	The requested change has been made.

The Registrant expects to file the definitive Proxy Statement on or about May 6, 2016 in order to incorporate the responses to your comments described above. Please feel free to call me at (202) 346-4304 if you have any questions or would like anything additional.

Sincerely,

/s/ Kimberly Karcewski Vargo

Kimberly Karcewski Vargo

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